[LIBERTY TECHNOLOGIES, INC. LOGO]
                                                          For Immediate Release
                                                             Contact: Nim Evatt
                                                                 (610) 834-0330

                          LIBERTY TECHNOLOGIES, INC.
          ANNOUNCES SECOND QUARTER RESULTS AND APPROVAL OF DEFINITIVE
                     AGREEMENT TO BE ACQUIRED BY CRANE CO.

         CONSHOHOCKEN, PA (August 12, 1998)... Liberty Technologies, Inc. (NASDAQ:LIBT) today announced that its Board of Directors has approved a definitive merger agreement, signed yesterday with Crane Co. (NYSE:CR), providing for Crane's acquisition of all of the outstanding shares of Liberty Technologies at $3.50 per share. There are 5,013,233 shares outstanding.

         The merger agreement provides for a cash tender offer by LTI Merger Inc., a Crane subsidiary, for all of the outstanding Liberty Technologies' share at $3.50 per share. The consummation of the tender offer will conditioned upon, among other things, there being duly tendered and not withdrawn at least a majority of the then outstanding shares. It is contemplated that the tender offer will commence on Monday, August 17, 1998. Any shares not tendered and purchased pursuant to the tender offer will be acquired in a subsequent merger transaction at the same $3.50 cash price.

         In connection with the merger agreement, Liberty Technologies granted Crane Co. an option to purchase up to 997,663 shares of newly issued shares of stock at $2.75 per share, exercisable for one year after the termination of the merger agreement upon the occurrence of certain events. Liberty Technologies' Board of Directors also approved amendments to Liberty's shareholder rights plan to render the plan inapplicable to the Crane acquisition. In addition, Liberty Technologies shareholders representing approximately 19.6% of the outstanding shares of Liberty Technologies' stock signed agreements with Crane Co. whereby such shareholders agreed, among other things, to tender their shares to Crane Co. pursuant to the tender offer.

         Liberty Technologies, which is headquartered in Conshohocken, Pennsylvania, develops, manufactures, markets and sells valve, motor, engine and compressor condition monitoring products and related services to customers in the nuclear power generation and industrial process markets

                                    -more-

2) Liberty Technologies, Inc.                                Contact: Nim Evatt
1998 Second Quarter Financial Results                            (610) 834-0330
and Approval of Definitive Agreement to be Acquired by Crane Co.


worldwide. Liberty's technology and markets are very complementary with Crane's Nuclear Valve business, which provides valves, valve diagnostic equipment, and related services to the nuclear power industry, and with Crane's Dynalco Controls business which provides sensors, instrumentation, control products and automation systems for use in industrial engine applications.

         In addition, Liberty Technologies, Inc. today reported financial results for the second quarter ended June 30, 1998.

         Total revenues were $4,054,000 in the second quarter compared with $5,427,000 in the same quarter a year ago. The change was attributed primarily to lower sales of condition monitoring and RADView (registered trademark) products. Loss from continuing operations and net loss for the second quarter of 1998 was $1,328,000, or $0.26 per share, compared with loss from continuing operations of $864,000, or $0.17 per share, and net income of $193,000, or $0.04 per share, in the same quarter a year ago. The loss for 1998 included $199,000 in severance costs.

         For the first half of the year, revenues were $8,431,000 compared to $11,953,000 in the first half of 1997. The first half of 1997 included a large shipment of valve diagnostic equipment to the Company's joint venture partner, Electricite de France. There was no such corresponding sale in the first half of 1998. Year-to-date loss from continuing operations and net loss for the first half of 1998 was $2,002,000, $0.40 per share, compared to a loss from continuing operations of $891,000, or $0.18 per share, and net loss of $20,000, $0.00 per share, in 1997. Decreased gross profits as a result of the lower sales were offset partially by lower operating expenses, the elimination of interest costs resulting from the elimination of borrowings against the Company's line of credit and the recording of an income tax benefit in 1998.

         At June 30, 1998, Liberty's working capital was $6,747,000 with essentially no debt.

                                    -more-

3) Liberty Technologies, Inc.                                Contact: Nim Evatt
1998 Second Quarter Financial Results                            (610) 834-0330
and Approval of Definitive Agreement to be Acquired by Crane Co.


                           LIBERTY TECHNOLOGIES, INC.
                       (000's, except per share amount)

CONDENSED CONSOLIDATED RESULTS OF OPERATIONS

                                                      Three months                  Six months
                                                      ended June 30                 ended June 30
                                                       (unaudited)                   (unaudited)
                                                   1998           1997           1998           1997
                                                  -------        -------        -------        -------
Revenue                                           $ 4,054        $ 5,427        $ 8,431        $11,953
Gross Profit                                          838          2,708          2,663          5,954
Operating loss                                     (2,320)          (685)        (3,569)          (733)
Loss from continuing operations before taxes,
  minority interest & discontinued operations      (2,291)          (897)        (3,482)          (996)
Income tax benefit                                   (893)            --         (1,359)            --
Minority interest in loss of joint venture             70             33            121            105
Loss from continuing operations, net of tax        (1,328)          (864)        (2,002)          (891)
Income from discontinued operations, net of tax       --           1,057             --            871
Net income (loss)                                 $(1,328)       $   193        $(2,002)       $   (20)
                                                  =======        =======        =======        =======

Basic and diluted income (loss) per share
  Continued operations                            $ (0.26)       $ (0.17)       $ (0.40)       $ (0.18)
  Discontinued operations                              --           0.21             --           0.18
                                                  -------        -------        -------        -------
                                                  $ (0.26)       $  0.04        $ (0.40)       $  0.00
                                                  =======        =======        =======        =======
Weighted average shares outstanding                 5,010          5,064          5,014          5,000
                                                  =======        =======        =======        =======

CONDENSED CONSOLIDATED BALANCE SHEETS
                                                      June 30, 1998               December 31, 1997
                                                      -------------               -----------------
                                                       (unaudited)
     Working Capital                                     $ 6,747                        $ 9,816
     Total assets                                         15,007                         18,434
     Long-Term debt                                          220                            245
     Shareholders' equity                                 11,109                         13,125

                                    -more-

4) Liberty Technologies, Inc.                                Contact: Nim Evatt
1998 Second Quarter Financial Results                            (610) 834-0330
and Approval of Definitive Agreement to be Acquired by Crane Co.


          This press release may contain certain statements of a forward-looking nature relating to future events or future financial performance of the Company. Prospective and current investors are cautioned that such statements are only predictions and that actual events or results may differ materially.
In evaluating such statements, prospective and current investors should specifically consider the various factors which could cause actual results to differ from those indicated by such forward-looking statements including, without limitation, the timely development, production and acceptance of new products; changes in product/service revenue mix: continued acceptance in the marketplace, competition and buying patterns of customers; and the absence of a significant order backlog. Further information on the factors that could effect the Company's financial results are included in the Company's SEC filings.

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